Registration No. 333-

As filed with the Securities and Exchange Commission August 13, 2026

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

For American Depositary Shares Evidenced by American Depositary Receipts

SPIE SA

(Exact name of issuer of deposited securities as specified in its charter)

France

(Jurisdiction of Incorporation or organization of Issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS

(Exact name of depositary as specified in its charter)

1 Columbus Circle, New York, New York 10019

Tel. No.: (212) 250-9100

(Address, including zip code, and telephone number of depositary's principal offices)

DEUTSCHE BANK TRUST COMPANY AMERICAS

1 Columbus Circle

New York, New York 10019

(212) 250-9100

(Address, including zip code, and telephone number of agent for service)

Copy to:

DEUTSCHE BANK TRUST COMPANY AMERICAS

1 Columbus Circle

New York, New York 10019

It is proposed that this filing become effective under Rule 466

☒     immediately upon filing   ☐ on _______, at 9 a.m. (Eastern time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one-fourth (1/4) of one (1) ordinary share of SPIE SA	25,000,000 American Depositary Shares	$0.05	$1,250,000	$172.63

(1)Each unit represents one American Depositary Share.

(2)Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such Receipts evidencing such American Depositary Shares.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Required Information		Location in Form of Receipt Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office	Face of Receipt – introductory paragraph

2.	Title of Receipts and identity of deposited securities	Face of Receipt – top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADS”)	Face of Receipt – upper right corner

	(ii)	The procedure for voting the deposited securities	Reverse of Receipt – Articles 11 and 13

	(iii)	The procedure for collecting and distributing dividends	Reverse of Receipt – Articles 12 and 18

	(iv)	The procedures for transmitting notices, reports and proxy soliciting material	Reverse of Receipt – Articles 11 and 15

	(v)	The sale or exercise of rights	Reverse of Receipt – Articles 12 and 13

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Reverse of Receipt – Articles 12 and 15

	(vii)	Amendment, extension or termination of the deposit arrangements	Reverse of Receipt – Articles 17 and 18 (no provision for extension)

	(viii)	The rights of holders of Receipts to inspect the books of the depositary and the list of holders of Receipts	Face of Receipt – Article 3

	(ix)	Restrictions upon the right to transfer or withdraw the underlying securities	Face of Receipt – Article 1, 2, 4 and 6; Reverse of Receipt – Articles 14, 15 and 18

	(x)	Limitation on the depositary’s liability	Face of Receipt – Article 1, 2, 4 and 7; Reverse of Receipt – Articles 11, 12, 14, 15, 16, 18 and 21

3.	Fees and charges that a holder of Receipts may have to pay, either directly or indirectly		Reverse of Receipt – Article 19

Item 2. AVAILABLE INFORMATION

Required Information		Location in Form of Receipt Filed Herewith as Prospectus

(a)	Statement that as of the date of the establishment of the program for issuance of Receipts by the Depositary, the Depositary has a good faith belief (after limited investigation), that the issuer of the Deposited Securities publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act of 1934 on its internet website or through an electronic information delivery system generally available to the public in its primary trading market.	Face of Receipt – Article 8

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Prospectus

THIS PAGE AND THE FORM OF AMERICAN DEPOSITARY RECEIPT ATTACHED HERETO AS EXHIBIT (A) CONSTITUTE THE PROSPECTUS RELATING TO SUCH AMERICAN DEPOSITARY RECEIPTS, IN ACCORDANCE WITH GENERAL INSTRUCTION III.B OF FORM F-6 OF THE SECURITIES AND EXCHANGE COMMISSION

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)            Copy of Agreement - The Agreement between Deutsche Bank Trust Company Americas, as depositary (the "Depositary"), and all holders from time to time of American Depositary Receipts evidencing American Depositary Shares registered hereunder is contained in the form of the American Depositary Receipt itself, constituting the Prospectus filed as a part of this Registration Statement.

(b)            Any other agreement, to which the Depositary is a party, relating to the issuance of the Depositary Shares registered hereby or custody of the deposited securities represented thereby. - None.

(c)            Any material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - None.

(d)            Opinion of counsel to the Depositary as to the legality of the securities to be registered.

(e)            Certification under Rule 466.

Item 4. UNDERTAKINGS

(a)            The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)            If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty days before any change in the fee schedule.

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SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the agreement for the issuance of American Depositary Shares, certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, as of August 10, 2026.

Legal entity created by the agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares representing the right to receive ordinary shares of SPIE SA

By:	DEUTSCHE BANK TRUST COMPANY AMERICAS, Depositary

By:	/s/ Christopher Konopelko
Name: Christopher Konopelko
Title: Director

By:	/s/ Daniel Oliver
Name: Daniel Oliver
Title: Vice President

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INDEX TO EXHIBITS

Exhibit Number
(a)	Form of ADR
(d)	Opinion of counsel to the Depositary as to the legality of the securities to be registered.
(e)	Rule 466 Certification